May 28, 2019

Anna Chin
President
Gofba, Inc.
3281 East Guasti Road, Suite 700
Ontario, CA 91761

       Re: Gofba, Inc.
           Correspondence to Registration Statement on Form S-1
           Submitted May 7, 2019
           File No. 333-225254

Dear Ms. Chin:

       We have reviewed your correspondence and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed December 13, 2018

General

1. Please state, if true, that all pre-subscribers had actual access to the type of information that registration would provide.
       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Barbara Jacobs, Assistant Director, at
(202) 551-
3735 with any other questions.
 Anna Chin
Gofba, Inc.
May 28, 2019
Page 2
                              Sincerely,

FirstName LastNameAnna Chin   Division of Corporation Finance
                              Office of Information Technologies
Comapany NameGofba, Inc.
                              and Services
May 28, 2019 Page 2
cc:       Craig Butler
FirstName LastName